SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                 SCHEDULE 14D-1
                                 (RULE 14D-100)
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)


                            DAKA INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))


                             COMPASS HOLDINGS, INC.
                          A Wholly Owned Subsidiary Of
                                COMPASS GROUP PLC
                                    (Bidders)


                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)


                                    234068203
                      (CUSIP Number of Class of Securities)


                        Mary H. Kercher, General Counsel
                             Compass Group USA, Inc.
                               2400 Yorkmont Road
                         Charlotte, North Carolina 28217
                                 (704) 329-4034

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)


                                 With A Copy To:
                              Boyd C. Campbell, Jr.
                       Smith Helms Mulliss & Moore, L.L.P.
                             214 North Church Street
                         Charlotte, North Carolina 28202
                                 (704) 343-2030


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         This Amendment No. 1 to the Schedule 14D-1 relates to a tender offer by
Compass Holdings, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of DAKA International, Inc. (the "Company"), a Delaware corporation, at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
May 29, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on May 29, 1997 (the "Schedule 14D-1"). The purpose of this Amendment No. 1 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

ITEM 10. ADDITIONAL INFORMATION.

         Reference is made to the press release issued by Parent on June 26, 1997, the form of which is filed as Exhibit (a)(9) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)   Form of press release issued by Parent on June 26, 1997.


                                        2

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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       COMPASS GROUP PLC

                                       By:      /s/ Michael J. Bailey
                                       NAME: MICHAEL J. BAILEY
                                       TITLE: DIRECTOR


                                       COMPASS HOLDINGS, INC.

                                       By:      /s/ Michael J. Bailey
                                       NAME: MICHAEL J. BAILEY
                                       TITLE:   CHIEF EXECUTIVE OFFICER

Dated: June 26, 1997


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